TIX CORPORATION
                         12001 VENTURA PLACE, SUITE 340
                         STUDIO CITY, CALIFORNIA 916404


February 3, 2006


VIA FAX & U.S. MAIL

Mr. David R. Humphrey
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549

RE:         TIX CORPORATION (THE "COMPANY")
            REGISTRATION STATEMENT ON FORM SB-2
            (REGISTRATION NO. 333-126728)

Dear Mr. Humphrey:

      Pursuant to the "Securities and Exchange Commission's comments via telephone on November 23, 2005, we are providing this letter, as well as filing Amendment No.2 to Form SB-2.

RESPONSE 1:       The Company has revised the cover page of the  prospectus,  as well as made revisions throughout the document, to reflect that there is a total discount of 12% in connection with advances under the Company's Standby Equity Distribution
                  Agreement with Cornell Capital Partners, LP.

RESPONSE 2:       The  Company  has  updated  the  registration  statement  with respect to the Company's current stock price.

RESPONSE 3:       The  Company  has  updated  the  registration  statement  with respect to the current status of the default under the convertible debentures with Advantage Capital.

RESP0NSE 4:       The Company  entered  into an amended  Escrow  Agreement  with
                  Gallagher,  Briody & Butler, who replaced David Gonzalez, Esq.
                  as the escrow  agent  under the  Standby  Equity  Distribution
                  Agreement.  All terms of the Escrow Agreement remain the same.
                  As discussed with Ms. Kalin, the Company believes that this change is administrative in nature. Gallagher, Briody & Butler has confirmed to the Company that it is not affiliated with Cornell Capital Partners, LP. The Company has filed edgar copies of the original Escrow Agreement and the amended Escrow
                  Agreement or exhibits to the amended registration statement.

            In addition, the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. David R. Humphrey
January 31, 2006
Page 2

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ Mitchell Francis
-------------------------
Mitchell Francis
Chief Executive Officer